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Exhibit 99.3

Certification of Chief Executive Officer
Accompanying Form 6-K Report
of Biovail Corporation
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C. §1350(a) and (b))

        Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b)), the undersigned hereby certifies that the Report of Foreign Private Issuer on Form 6-K for the quarterly period ended June 30, 2002 of Biovail Corporation ("Company") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 29, 2002	/s/ Eugene N. Melnyk
Eugene N. Melnyk Chief Executive Officer and Chairman of the Board

Certification of Chief Financial Officer
Accompanying Form 6-K Report
of Biovail Corporation
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C. §1350(a) and (b))

        Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b)), the undersigned hereby certifies that the Report of Foreign Private Issuer on Form 6-K for the quarterly period ended June 30, 2002 of Biovail Corporation ("Company") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 29, 2002	/s/ Brian H. Crombie
Brian H. Crombie Senior Vice President and Chief Financial Officer

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Exhibit 99.3
Certification of Chief Executive Officer Accompanying Form 6-K Report of Biovail Corporation Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b))
Certification of Chief Financial Officer Accompanying Form 6-K Report of Biovail Corporation Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b))